UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TOP SHIPS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Y8897Y109

(CUSIP Number)

George Economou

80 Kifissias Avenue

Athens, Greece

011 30-210-8090570

With copies to:

William S. Haft, Esq.

Orrick, Herrington & Sutcliffe LLP

666 Fifth Avenue

New York, NY 10103

(212) 506 3740

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Sphinx Investment Corp.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,133,333*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 4,133,333*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maryport Navigation Corp.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) George Economou
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

                This Amendment No. 2 amends and supplements the Schedule 13D originally filed by Sphinx Investment Corp. ("Sphinx"), Maryport Navigation Corp. ("Maryport") and George Economou ("Economou," and collectively with Sphinx and Maryport, the "Reporting Persons") on June 20, 2007, as amended by Amendment No. 1 filed by the Reporting Persons on April 24, 2008 (as amended, the "Schedule 13D") relating to the common stock, $0.01 par value per share (the "Shares"), of Top Ships Inc. (f/k/a Top Tankers Inc.), a Marshall Islands corporation (the "Issuer"). The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their respective beneficial ownership of the Shares. This Amendment No. 2 is being made because the Reporting Persons have determined that they may no longer beneficially own their Shares without any purpose or effect of changing or influencing control of the Issuer. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 4. Interest in Securities of the Issuer
Item 4 is hereby amended and restated in its entirety as follows:

On September 24, 2008, in order to facilitate exploration of a potential acquisition of the Issuer, Marpessa Choice Holdings Inc. ("Merger Sub"), an affiliate of the Reporting Persons, entered into an Exclusivity Agreement with the Issuer providing for a two week period during which the Issuer will explore a potential acquisition of the Issuer exclusively with Merger Sub. The Exclusivity Agreement contemplates a potential offer at $6 per share for all the outstanding shares of common stock of the Issuer. The Exclusivity Agreement also provides for the Issuer to reimburse up to $1 million of Merger Sub's expenses in certain circumstances.

Notwithstanding the foregoing, the Reporting Persons reserve the right to change their plans and intentions, including with respect to any of the actions discussed in this Item 4. In particular, the Reporting Persons may (i) sell or transfer shares of Shares in public or private transactions, (ii) formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, and/or (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Shares.

Except as other described in this Item 4, no Reporting Persons have formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed under Item 4, Merger Sub, an affiliate of the Reporting Persons, has entered into an Exclusivity Agreement with the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement between the Reporting Persons, incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on June 20, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: /s/ Joseph Cefai____ Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Stelios N. Deverakis Name: Stelios N. Deverakis Title: Authorised Signatory

/s/ George Economou George Economou

Dated: September 24, 2008